

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2007

Via U.S. Mail and Fax (256-382-3935)
Mr. Randall E. Curran
Chief Executive Officer
ITC Deltacom, Inc.
7037 Old Madison Pike
Huntsville, AL 35806

   RE: **ITC Deltacom, Inc.**
      Registration Statement on Form S-1
      Filed August 31, 2007
      File No. 333-145818

      Form 10-K for the fiscal year ended December 31, 2006
      Filed March 29, 2007

      Form 10-Q for the quarter ended June 30, 2007
      File No. 1-8497

Dear Mr. Curran:

   We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed August 31, 2007

Dilution, page 27

1.   Please revise to disclose the historical net tangible book value and per share book value as of June 30, 2007 in addition to your presentation of net tangible book value after the recapitalization transactions on July 31, 2007.

Selected Historical Consolidated Financial Data, page 28

2.   Your presentation of "cost of services (exclusive of items shown separately below) results in reporting gross margin before depreciation and amortization." SAB Topic 11: B specifically states, "To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation." Further we note your exclusion of depreciation and amortization, related to property and equipment directly attributed to the generation of revenue, from operating expenses. Revise the selected financial data and similar presentations elsewhere in the document to comply with SAB Topic 11:B. Further, please revise the Selected Financial Data on page 38 in the Form 10-K for the year ended December 31, 2006.

Capitalization, page 25

3.   Please expand Note 1 on page 26 to clarify how you computed the amount of the beneficial conversion feature for the Series H convertible preferred stock. Provide us with a detailed analysis of the computation of the amount including how you determined the commitment date under EITF 98-5 as amended by EITF 00-27.

Determination of the subscription price, page 39

4.   We note that you determined the $3.03 subscription price and the price per share of all stock transactions effected in connection with the recapitalization transaction based on a negotiated definitive commitment with Credit Suisse to purchase common stock at 3.03 per share. We also note that said stock purchase commitment was terminated after you entered into the Series H purchase agreement. Tell us why you believe it was appropriate to use the price per share of a commitment that never went thru rather than market value of your common stock at the date of the transaction.

Unaudited Pro Forma Financial Information, page 31

5.   Refer to Notes (f) and (g) on page 35. We note that you will recognize a loss on extinguishment of debt of $105.7 million due to the excess of value of common stock exchanged based upon the closing trading price of $8.50 per share on July 30, 2007. Using the guidance in EITF 02-14, please tell us the consideration you gave to accounting for the debt restructuring as a troubled debt restructuring under SFAS 15 rather than as an extinguishment of debt. In this regard, Note (m) on page 36 discloses that your weighted average interest rate declined after the refinancing and recapitalization. This reduction in interest rate appears to be a concession by the lenders pursuant to the guidance in paragraph 19 of FAS 15.

6.   Since the WCAS and TCP debt holders were significant shareholders of the company, tell us why you don't believe the debt exchange with them represent in essence a capital transaction in accordance with the guidance of footnote 1 of APB 26.

Form 10-K – December 31, 2006

Management's Discussion and Analysis, page 41

7.   Please expand the discussion of liquidity on page 56 to address the status of your compliance with financial covenants as of December 31, 2006. Also, expand the discussion to include a detailed discussion of the defaults and how the defaults impacted your conclusion that the related debt should be classified as long-term as of December 31, 2006.

Financial Statements

Note 1: Nature of Business and Basis of Presentation, page F-7

8.   Refer to your accounting policy for segments on page F-9 and to your discussion of asset revaluations and reorganization on page 45. We note that you have identified two separate asset groups, a retail group and a wholesale group and that you present revenues from wholesale services separately from communications services on the statements of operations on page F-4. We also note that you believe that you operate in one segment. Please tell us how you determined that you operate in one segment pursuant to the guidance in FAS 131.

Note 2: Summary of Significant Accounting Policies, page F-9

Customer acquisition costs, page F-11

9.   We note that customer acquisition costs include internal personnel costs directly
        associated with new customer orders. Tell us about the nature of the internal personnel
        costs capitalized. We also note that you amortize customer installation and acquisition
        costs over the two-year <u>average</u> period of the customer contracts. In this regard please
        tell us the following:

        •   The amounts of the deferred customer installation revenue included in deferred
            revenue on the consolidated balance sheets as of December 31, 2006 and 2005.
        •   The amounts of the deferred customer installation costs in excess of the related
            deferred installation revenue included in other assets as of December 31, 2006 and
            2005.
        •   Why it is appropriate to capitalize the customer installation costs in excess of the
            related installation revenue. Refer to SAB Topic 13(A)(3)(f).
        •   Why it is appropriate to amortize the excess customer installation costs over the
            average life of the customer contract . It appears to us that these costs should be
            expensed as incurred unless these costs can be recovered over the initial contract term
            for each specific customer. If these costs can be recovered over the initial contract
            term, the amortization period is limited to the initial contract term for each specific
            customer. Also, if a specific customer terminates its contract during the initial
            contract term, the related customer installation costs should be written-off.

Revenue recognition, page F-12

10.   Refer to your accounting policy for the sale of telephone systems, other equipment and
        services. Clarify what you mean by "the company estimates the fair value of the separate
        elements and recognizes revenues for a delivered element only when the remaining
        elements in the arrangement are delivered."

11.   Disclose your accounting policy for the sale of broadband transport capacity.

Note 7: Long-Term Debt, page F-20

12.   Please expand the disclosure on page F-20 to disclose the status of your compliance with
        financial covenants as of the balance sheet date.

Note 10: Other Equity Interests, page F-27

13.   Refer to your disclosure of warrants on page F-27. We note that you accounted for the
        Series D warrants issued in 2005 as an equity transaction. Addressing paragraph 7 of
        FSP 150-5 tell us why you believe that the classification of the Series D warrants as
        equity is appropriate.

Note 12: Commitments and Contingencies, page F-32

14.   Please expand the discussion on pages F-32 to F-37 to include disclosure of the amounts
        of the settlements discussed, either individually or in the aggregate or revise to include a
        statement that the amounts were not material, if applicable. See paragraphs 9-12 of FAS
        5 for guidance. Also, please revise the disclosure in Item 3 Legal Proceedings on pages
        29 to 34 accordingly.

Form 10-Q – June 30, 2007

Financial Statements

15.   Please expand the discussion of the refinancing transactions on page 8 to disclose the
        amount of the premium to be paid if the borrowings are prepaid prior to July 31, 2009.

16.   Please expand the disclosure on page 9 to disclose the status of your compliance with
        financial covenants as of the balance sheet date.

17.   Please expand the discussion of equity grants on page 10 to clarify whether the
        amendments to the outstanding stock unit awards will be accounted for as a modification
        or reissuance of the stock incentives.

18.   Please expand the description of the beneficial conversion feature to include how the
        amount of the beneficial conversion feature was determined.

                                        *   *   *   *

        As appropriate, please amend your registration statement and related filings in response
to these comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile (703) 610-6200
        Richard J. Parrino, Esq.
        Hogan & Hartson L.L.P.